SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

On June 4, 2012, P.T. Honda Prospect Motor, Honda’s automobile manufacturing and sales joint venture in Indonesia, held a groundbreaking ceremony to mark the start of the construction of its new automobile production plant in Karawang Industrial Park in a suburb of Jakarta.

Exhibit 2:

We notify that all the proposals were approved by the 88th Ordinary General Meeting of Shareholders of Honda Motor Company Co., Ltd. held on June 21, 2012.

Exhibit 3:

Honda Motor Company Co., Ltd. is filing this Notice since on June 25, 2012 it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: July 10, 2012

Honda Begins Construction of New Auto Plant in Indonesia

In Jakarta, on June 4, 2012, P.T. Honda Prospect Motor (HPM), Honda’s automobile manufacturing and sales joint venture in Indonesia, held a groundbreaking ceremony to mark the start of the construction of its new automobile production plant in Karawang Industrial Park in a suburb of Jakarta.

With annual production capacity of 120,000 units, the new auto plant is scheduled to begin production in 2014 in order to continue meeting demands in the rapidly growing automobile market in Indonesia.

The new plant, an investment of approximately 3.1 trillion Indonesian rupiah (approximately 27 billion yen*), will employ approximately 2,000 associates at the start of production. Combined with the current capacity of 60,000 units, HPM’s annual production capacity will total 180,000 units.

*	Calculated with the exchange rate of 1 Indonesian rupiah = 0.0088 yen

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120604New-Auto-Plant-Indonesia/index.html

(TRANSLATION)

June 21, 2012

To our shareholders,

Notice of Resolutions passed by

the 88th Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 88th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takanobu Ito

President and

Representative Director

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku

Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012)

2.	The results of the audit of the consolidated financial statements for the 88th Fiscal Year (from April 1, 2011 to March 31, 2012) by the independent auditors and the Board of Corporate Auditors

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥15 per share.

SECOND ITEM: Partial Amendment to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Before Amendment	After Amendment
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

[Newly established]	(Exemption of Directors’ Liabilities, etc.)

Article 28. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Directors (including former Directors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

    Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Directors which limit the liability for damages of such Outside Directors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 28.	Article 29.

| [Provisions omitted]	| [Same as at present]

Article 33.	Article 34.

[Newly established]

(Exemption of Corporate Auditors’ Liabilities, etc.)

Article 35. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company can, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

    Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may execute agreements with Outside Corporate Auditors which limit the liability for damages of such Outside Corporate Auditors that is set forth in Article 423, Paragraph 1 of the Company Law; provided, however, that the maximum amount of the liability under such agreements shall be the minimum liability amount prescribed by the relevant laws or regulations.

Chapter VI. Accounts	Chapter VI. Accounts

Article 34.	Article 36.

| [Provisions omitted]	| [Same as at present]

Article 37.	Article 39.

*	The underlines indicate the portions amended.

THIRD ITEM: Election of Twelve (12) Directors

The proposal was approved in its original form, and 9 directors were re-elected: Takanobu Ito, Tatsuhiro Oyama, Fumihiko Ike, Tomohiko Kawanabe, Yoshiharu Yamamoto, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui, Masahiro Yoshida. Three directors were newly elected: Tetsuo Iwamura, Takashi Yamamoto, Yuji Shiga. They have all assumed their posts.

FOURTH ITEM: Election of Two (2) Corporate Auditors

The proposal was approved in its original form, and two corporate auditors, Masaya Yamashita and Toshiaki Hiwatari, were newly elected. They have all assumed their posts.

*****************************

At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, Representative Directors and directors with executive powers were elected, and they have assumed their posts.

As a result, the composition of the directors of the Company is as follows:

President, Chief Executive Officer and

Representative Director

Takanobu Ito

Chief Operating Officer for Automobile Operations

Executive Vice President,

Executive Officer and Representative Director

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer and Director

Tatsuhiro Oyama

Chief Operating Officer for Motorcycle Operations

Chief Officer of Driving Safety Promotion Center

Senior Managing Officer and Director

Fumihiko Ike

Chief Operating Officer for Business Management Operations

Chief Operating Officer for IT Operations

Risk Management Officer

Responsible for Government & Industrial Affairs

Senior Managing Officer and Director

Tomohiko Kawanabe

Responsible for Quality, Certification and Regulation Compliance

Senior Managing Officer and Director

Takashi Yamamoto

Chief Operating Officer for Production Operations

General Manager of Automobile Production Planning Office in Production Operations

Senior Managing Officer and Director

Yoshiharu Yamamoto

President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Director

Kensaku Hogen

(Outside Director)

Director

Nobuo Kuroyanagi

(Outside Director)

Director and Advisor

Takeo Fukui

Operating Officer and Director

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

Compliance Officer

Operating Officer and Director

Yuji Shiga

Chief Operating Officer for Power Product Operations

(Note)

1.	Kensaku Hogen and Nobuo Kuroyanagi are outside directors as provided for in Article 2, Item 15 of the Company Law.

2.	Kensaku Hogen has been designated by the Company as an Independent Director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and registered with such Exchanges.

Also, at the meeting of the Board of Corporate Auditors following the Ordinary General Meeting of Shareholders, full-time Corporate Auditors were elected, and they have assumed their posts.

As a result, the composition of the Corporate Auditors of the Company is as follows:

Corporate Auditor (full-time)

Masaya Yamashita

Corporate Auditor (full-time)

Hideki Okada

Corporate Auditor

Hirotake Abe

(Outside Corporate Auditor)

Corporate Auditor

Tomochika Iwashita

(Outside Corporate Auditor)

Corporate Auditor

Toshiaki Hiwatari

(Outside Corporate Auditor)

(Note)

1.	Corporate Auditors Hirotake Abe, Tomochika Iwashita and Toshiaki Hiwatari are outside corporate auditors as provided for in Article 2, Item 16 of the Company Law.

2.	Each of Hirotake Abe and Toshiaki Hiwatari has been designated by the Company as Independent Auditor as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and registered with such Exchanges.

The Company has introduced an operating officer system to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, operating officers were elected, and they have assumed their posts.

As a result, the composition of the operating officers of the Company is as follows:

President, Chief Executive Officer

Takanobu Ito

Chief Operating Officer for Automobile Operations

Executive Vice President and Executive Officer

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer

Tatsuhiro Oyama

Chief Operating Officer for Motorcycle Operations

Chief Officer of Driving Safety Promotion Center

Senior Managing Officer

Fumihiko Ike

Chief Operating Officer for Business Management Operations

Chief Operating Officer for IT Operations

Risk Management Officer

Responsible for Government & Industrial Affairs

Senior Managing Officer

Tomohiko Kawanabe

Responsible for Quality, Certification and Regulation Compliance

Senior Managing Officer

Takashi Yamamoto

Chief Operating Officer for Production Operations

General Manager of Automobile Production Planning Office in Production Operations

Senior Managing Officer

Hidenobu Iwata

President and Director of Honda of America Mfg., Inc.

Senior Managing Officer

Yoshiharu Yamamoto

President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer

Manabu Nishimae

Chief Operating Officer for Regional Operations (Europe, the Middle &Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer

Koichi Fukuo

Executive in Charge of Business Unit No. 1, Automobile Operations

Managing Officer

Hiroshi Kobayashi

Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Managing Officer

Sho Minekawa

Chief Operating Officer for Regional Sales Operations (Japan)

Managing Officer

Toshihiko Nonaka

Responsible for Products, Automobile Operations

Executive Vice President and Director, Honda R&D Co., Ltd.

Managing Officer

Takuji Yamada

Executive Vice President and Director of American Honda Motor Co., Inc.

Managing Officer

Masahiro Takedagawa

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Managing Officer

Yoshiyuki Matsumoto

Executive in Charge of Business Unit No. 3, Automobile Operations

Managing Officer

Ko Katayama

General Manager of Saitama Factory of Production Operations

Operating Officer

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

Compliance Officer

Operating Officer

Seiji Kuraishi

Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Katsushi Watanabe

General Manager of Kumamoto Factory of Production Operations

Operating Officer

Toshiaki Mikoshiba

President of Guangqi Honda Automobile Co., Ltd.

Operating Officer

Yoshi Yamane

General Manager of Suzuka Factory of Production Operations

Operating Officer

Takashi Sekiguchi

President and Director of Honda Canada Inc.

Operating Officer

Takahiro Hachigo

Executive Vice President and Director of Honda Motor Europe Ltd.

Operating Officer

Hiroshi Sasamoto

President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Operating Officer

Hiroyuki Yamada

Chief Operating Officer for Customer Service Operations

Operating Officer

Chitoshi Yokota

Executive in Charge of Business Unit No. 2, Automobile Operations

Operating Officer

Michimasa Fujino

President and Director of Honda Aircraft Company, LLC.

Operating Officer

Soichiro Takizawa

Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer

Yuji Shiga

Chief Operating Officer for Power Product Operations

Operating Officer

Kohei Takeuchi

General Manager of Accounting Division for Business Management Operations

Operating Officer

Naoto Matsui

Chief Operating Officer for Purchasing Operations

Operating Officer

Mitsugu Matsukawa

Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Shinji Aoyama

General Manager of Motorcycle Business Planning Office for Motorcycle Operations

June 26, 2012

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolutions Passed by the 88th Ordinary General Meeting

of Shareholders and Results of Voting

Honda Motor Co., Ltd. (“the Company”) hereby notifies you that after the reports described below were heard, all the proposals were approved as briefly described below by the 88th Ordinary General Meeting of Shareholders of the Company held on June 21, 2012 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Filing

The Company is filing this Notice since on June 25, 2012 it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting of the Company.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 21, 2012

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

(i)	Conditions and Total Value of Dividend Assets Allocated to Shareholders

JPY 15 per share of common stock

Total value of JPY 27,034,493,385

(ii)	Effective Date of Distribution of Dividends

June 22, 2012

Second Item: Partial Amendment to the Articles of Incorporation

In order to prepare an environment in which Directors and Corporate Auditors will be able to fully exercise their expected roles and suitable personnel will be able to be invited, new articles were created to permit the Company to (i) exempt Directors and Corporate Auditors from liability within the extent prescribed under the Company Law (ii) enter into agreements which limit the liability of Outside Directors and Outside Corporate Auditors from the beginning. At the same time, the article numbers of subsequent articles were renumbered as necessary.

Third Item: Election of Twelve (12) Directors

Nine (9) directors, namely Takanobu Ito, Tatsuhiro Oyama, Fumihiko Ike, Tomohiko Kawanabe, Yoshiharu Yamamoto, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui and Masahiro Yoshida, were re-elected. Three (3) directors, Tetsuo Iwamura, Takashi Yamamoto and Yuji Shiga, were newly elected.

Fourth Item: Election of Two (2) Corporate Auditors

Two (2) corporate auditors, Masaya Yamashita and Toshiaki Hiwatari, were newly elected.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	14,382,867	4,143	7,752	97.48	Approved
Second Item	14,059,187	303,945	31,980	95.28	Approved
Third Item
Takanobu Ito	13,759,666	596,780	38,681	93.25	Approved
Tetsuo Iwamura	14,181,870	197,970	15,293	96.11	Approved
Tatsuhiro Oyama	14,093,071	286,769	15,293	95.51	Approved
Fumihiko Ike	14,093,370	286,471	15,293	95.51	Approved
Tomohiko Kawanabe	14,208,730	171,110	15,293	96.29	Approved
Takashi Yamamoto	14,181,903	197,937	15,293	96.11	Approved
Yoshiharu Yamamoto	14,208,598	171,242	15,293	96.29	Approved
Kensaku Hogen	14,227,801	159,087	8,247	96.42	Approved
Nobuo Kuroyanagi	13,406,174	973,665	15,293	90.86	Approved
Takeo Fukui	14,093,409	286,431	15,293	95.51	Approved
Masahiro Yoshida	14,208,342	171,499	15,293	96.29	Approved
Yuji Shiga	14,181,756	198,084	15,293	96.11	Approved
Fourth Item
Masaya Yamashita	13,822,068	564,709	8,213	93.68	Approved
Toshiaki Hiwatari	14,352,559	34,754	7,689	97.27	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

-	For the First Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting

-	For the Second Item of the proposals, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

-	For the Third and Fourth Items of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the number of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.